IN THE DISTRICT COURT OF WYANDOTTE COUNTY, KANSAS
                        CIVIL DEPARTMENT


CHARLES MILLER and KENNETH STEINER,    )
individually and on behalf of all      )
others similarly situated,             )
                                       )
                Plaintiffs,            )    CLASS ACTION
                                       )    PETITION
    vs.                                )    (Pursuant to Chapter
                                       )    60, K.S.A.)
NPC INTERNATIONAL INC., O. GENE        )
BICKNELL, JAMES K. SCHWARTZ and        )
TROY D. COOK,                          )
                                       )
Serve at:  720 W. 20th St.             )
           Pittsburg, KS               )
                                       )
                Defendants.            )



                          INTRODUCTION

          This action arises out of an unlawful scheme and plan by a management group (the ``management group``) led by defendant O. Gene Bicknell (``Bicknell``), the majority shareholder of NPC International Inc. (``NPC`` or the ``Company``), to acquire the remaining 38% ownership of the Company not already owned by Bicknell in a going-private transaction for grossly inadequate consideration and without full and complete disclosure of all material information, in breach of defendants` fiduciary duties. Plaintiffs allege that they and other public stockholders of NPC are entitled to enjoin the transaction, or alternatively, recover damages in the event the transaction is consummated.


                          THE PARTIES

          1. Plaintiffs, residents of New York, are and have been at all relevant times the owners of NPC common stock.
          2. Defendant NPC is a corporation organized and existing under the laws of the State of Kansas with its principal executive offices located at 720 West 20th Street, Pittsburg, Kansas. NPC is a franchisee of Pizza Hut restaurants and delivery kitchens and of ``Tony Roma`s`` and ``A Place for Ribs`` restaurants. As of August 9, 1995, NPC had issued and outstanding 24.51 million shares of stock, of which Bicknell owned 62% of the outstanding stock.
         3. (a) Defendant Bicknell is and has been at all relevant times NPC`s Chairman and Chief Executive Officer, as well as its majority shareholder.
               (b) Defendant James R. Schwartz (``Schwartz``) is and has been at all relevant times NPC`s President and Chief Operating Officer. Defendant Schwartz is the beneficial owner of 65,000 shares of NPC common stock. On or about January 27, 1995, NPC and defendant Schwartz entered into a lucrative, five-year employment contract.
              (c) Defendant Troy D. Cook (``Cook``) is and has been at all relevant times NPC`s Vice President-Finance and Chief Financial Officer.
          4. As noted above, each of the individual defendants named in paragraph 3 above (the ``Individual Defendants``), is an officer and/or director of NPC, and thus owes a fiduciary duty to the shareholders of NPC. Similarly, Bicknell is the controlling shareholder of the Company and therefore owes fiduciary duties to NPC shareholders. However, Bicknell and the other members of the management group, in seeking to acquire the Company for inadequate consideration, have interests which are in direct conflict with those of class members. Thus, defendants stand on both sides of the transaction, and are incapable of acting impartially as their allegiance is to maximize their own pecuniary interests.


                    CLASS ACTION ALLEGATIONS

          5. Plaintiffs bring this action pursuant to K.S.A. Chapter 60-223 individually and on behalf of all other stockholders of the Company (except the defendants herein, the directors of NPC and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants` actions, as more fully described herein (the ``Class``).
          6. This action is properly maintainable as a class action for the following reasons:
               (a) The Class is so numerous that joinder of all members is impracticable. As of March, 1995 there were approximately 6,100 holders of record of NPC common stock who are members of the Class and which stock trades on the NASDAQ over-the-counter market.
              (b) Members of the Class are scattered throughout the United States and are so numerous that: it is impracticable to bring them all before this Court.
               (c) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:
                    (i) Whether defendants have engaged and are continuing to engage in a plan and scheme to benefit themselves at the expense of the members of the Class;
                   (ii) Whether the Individual Defendants, as officers, directors and/or majority stockholders of NPC, have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiffs and the other members of the Class, including their duties of entire fairness, loyalty, due care, and candor;
                  (iii) Whether the defendants have disclosed all material facts in connection with the challenged transaction; and
                   (iv) Whether plaintiffs and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;
               (d) The claims of plaintiffs are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants` actions.
               (e) Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs are adequate representatives of the Class.
              (f) A class action is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impractical and undesirable for each of the members of the Class, who have suffered or will suffer damages, to bring separate actions.
          7. Moreover, defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.


             BACKGROUND AND SUBSTANTIVE ALLEGATIONS

          8. On or about July 19, 1995, NPC announced that it would put forth for consideration at the August 8, 1995 annual shareholder meeting a recapitalization plan pursuant to which the then outstanding Class A and Class B common stock would be converted into a new, single class of voting common stock. The only difference between the two classes was that holders of Class B stock only had a right to vote an extraordinary corporate matters. The Company never indicated the reason for the plan. However, as part of the plan, holders of Class A stock as of the record date were entitled to a cash dividend of $.421875 per share payable following approval of the recapitalization plan by NPC stockholders.
           9. In connection with the shareholder vote on the recapitalization plan, defendant Bicknell, the majority owner of both Class A and Class B outstanding stock, stated he would vote in favor of the recapitalization plan.
          10. The plan was part of defendants` plan to obtain the valuable assets of the Company, to the detriment of NPC`s public stockholders. In contemplation of a going-private transaction, defendants sought to create one, as opposed to the then current two classes of common stock, in order to, inter alia, facilitate the transaction by requiring only one vote, rather than two separate votes, of minority stockholders to approve the transaction.
          11. On or about November 6, 1995, NPC announced that it had received an offer from a management group, consisting of defendants Bicknell, Schwartz and Cook, to acquire the Company`s publicly-held shares at a price of $9 per share (the ``offer``).
          12.   NPC  announced that a Special Committee  of  the  Board  of
Directors had been formed and had retained CS First Boston and legal counsel to help the Company evaluate the offer.
          13. The offer follows on the heels of NPC`s recent record revenues; on or about July 19, 1995, the Company reported record net income of $4,125,000 or $.17 per share for the quarter ended June 27, 1995, compared with net income of $3,775,000 or $.15 per share in the same period in the prior year. Thereafter, on October 23, 1995, NPC again announced its quarterly earnings for the quarter ended September 26, 1995 with net income of $3,637,000 or $.15 per share compared with $2,995,000 or $.12 per share in the prior year.
          14. Defendants have breached their fiduciary duties of good faith, loyalty, fair dealing and candor. The price offered by defendants in the offer is grossly inadequate; the offer contains virtually no premium over the Company`s trading price immediately prior to the announcement of the transaction, and fails to fully value NPC`s present and future anticipated results.
          15. Because of the control exercised by Bicknell over NPC, no third party, as a practical matter, would emerge to bid for the Company`s common stock.
          16. The price to be paid in the offer is not the result of arms`-length negotiations but was determined arbitrarily by defendants and is designed to take advantage of NPC`s current stock price which fails to fully reflect its anticipated future results.
         17. In violation of their fiduciary obligations, and in an effort to minimize the price paid for the publicly-held shares, the defendants have proposed the offer described above designed to circumvent many of the protections customarily afforded minority shareholders in going-private transactions. For example, the offer, a proposal is not conditioned upon approval by a majority of the public shareholders (i.e., a ``majority of the minority`` provision). Similarly, the Special Committee has not been charged with the responsibility of insuring that the transaction is structured in a procedurally fair manner.


                        CAUSE OF ACTION

          18. Plaintiffs hereby repeat and reallege the allegations as set forth in paragraphs 1 through 17 above.
          19. The offer is in furtherance of a fraudulent plan to take NPC private, which, if not enjoined, will result in the elimination of the public stockholders of NPC in a transaction that is inherently unfair to them and that is the product of the defendants` conflict of interest, as described herein. More particularly, the offer is in violation of defendants` fiduciary duties and has been timed and structured unfairly in that:
               (a) The offer is designed and intended to eliminate members of the Class as stockholders of the Company from continued equity participation in the Company at a price per share which defendants know or should know is grossly unfair and inadequate;
              (b) Defendants, by virtue of, among other things, Bicknell`s voting and ownership power, control and dominate the Company;
              (c) Defendants have unique knowledge of the Company and have access to information denied or unavailable to the class. Without all material information, class members are unable to determine whether the price offered in the offer is fair, or whether they should tender their shares.
          20. By reason of the foregoing acts, practices, and courses of conduct by defendants, plaintiffs and the other members of the Class have been and will be damaged because they will not receive their fair proportion of the value of NPC`s assets and business, which far exceeds the offer price in the unfair and unlawful transaction at issue, and have been and will be prevented from obtaining fair consideration for their shares of NPC common stock.
          21.   Moreover, the Special Committee is a procedural  sham;  not only do the members of the Special Committee represent Bicknell`s handpicked colleagues, but the Special Committee has been granted a very narrow scope of review over the offer.
         22. In addition, the management group has proposed an offer which is not structured in a manner procedurally fair to class members.
          23. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the Class and will consummate the transaction to the irreparable harm of plaintiffs and the Class.
          24. Plaintiffs and the other members of the Class have no adequate remedy at law.

         WHEREFORE, plaintiffs demand judgment as follows:
               (a) Declaring this to be a proper class action and naming plaintiffs as Class representatives;
               (b) Ordering defendants to carry out their fiduciary duties to plaintiffs and the other members of the Class, including the duties of care, loyalty, and candor, and to effect a transaction providing class members with a fair price and that is structured in a procedurally fair manner;
               (c) Granting preliminary and permanent injunctive relief against the consummation of the transaction as described herein;
               (d) In the event the offer is consummated, rescinding the offer effected by defendants and awarding rescissionary damages;
               (e) Ordering defendants, jointly and severally, to pay to plaintiffs and to other members of the Class all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein;
               (f) Awarding plaintiffs the costs and disbursements of the action including allowances for plaintiffs` reasonable attorneys and experts` fees; and
               (g) Granting such other and further relief as may be just and proper in the premises.

Dated: November 7, 1995
                                  NORRIS, KEPLINGER & LOGAN, LLC


                                  By:___________________________
                                  Bruce Keplinger, #09562
                                  7300 W. 110th Street
                                  Suite 540
                                  Overland Park, Kansas 66210
                                  (913) 663-2000


                                  GOODKIND LABATON RUDOFF
                                    & SUCHAROW LLP
                                  100 Park Avenue
                                  New York, New York  10017-5563
                                  (212) 907-0700


                                  WOLF HALDENSTEIN ADLER
                                    FREEMAN & HERZ, LLP
                                  270 Madison Avenue
                                  New York, New York  10017
                                  (212) 545-4600

                                  Attorneys for Plaintiffs



                       JURY TRIAL DEMAND

         Plaintiffs demand trial by jury on all issues so triable.



                                  Bruce Keplinger